Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX AGI

Wednesday, August 23, 2006	For Immediate Release

Escondida – El Victor Mineralized Trend Extended into San Carlos Area, Mulatos Deposit, Mexico

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) announces results of a recently completed drilling program in the San Carlos area, which has delineated an extensive area of blind mineralization extending a minimum of 600 meters to the northeast from the El Victor project area. Significant gold-bearing intervals include 35.0 m of 2.99 g/t in 06SC008 and 48.8m of 4.69 g/t in 06SC018, as well as more restricted high-grade intercepts of 4.6m of 36.11 g/t in 06SC010. Drill hole composite intervals are summarized below:

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
06SC001 (000/-90)	150.91	64.02 73.17 88.41 106.71 128.05 150.91	65.55 83.84 94.51 117.38 144.82 153.96	1.53 10.67 6.10 10.67 16.77 3.05	0.767 0.796 0.849 2.076 0.923 0.564
06SC002 (000/-90)	149.39	56.40 88.41 96.04 115.85 126.52 138.72	57.93 92.99 103.66 117.38 128.05 141.77	1.53 4.58 7.62 1.53 1.53 3.05	0.544 2.503 0.707 0.572 0.578 0.650
06SC003 (000/-65)	135.67	70.12 105.18 120.43	92.99 115.85 123.48	22.87 10.67 3.05	2.315 1.844 0.564
06SC004 (000/-50)	198.17	53.35 64.02 77.74 83.84 123.48 131.10 141.77 149.39	56.40 67.07 79.27 96.04 125.00 132.62 143.29 157.01	3.05 3.05 1.53 12.20 1.52 1.52 1.52 7.62	2.460 1.108 0.709 0.841 0.517 0.534 2.340 0.890
06SC005 (000/-90)	167.68	77.74 86.84 94.51 105.18 126.52	83.84 91.46 102.13 121.95 131.10	6.10 4.62 7.62 16.77 4.58	1.186 0.636 2.197 1.014 0.836
06SC006 (000/-65)	198.17	59.45 68.60 73.17 83.84 111.28 118.90 128.05 146.34	60.98 70.12 79.27 99.09 112.80 125.00 138.72 150.91	1.53 1.52 6.10 15.25 1.52 6.10 10.67 4.57	4.980 0.762 1.085 3.285 1.010 1.711 0.750 0.668

06SC007 (000/-90)	152.44	89.94 94.51 109.76 121.95 140.24	91.46 102.13 111.28 126.52 150.91	1.52 7.62 1.52 4.57 10.67	0.998 1.184 0.503 0.887 0.556
06SC008 (000/-75)	269.82	114.33 155.49 175.30 198.17	149.39 157.01 193.60 211.89	35.06 1.52 18.30 13.72	2.994 1.240 0.975 1.093
06SC009 (000/-55)	230.18	96.04 100.61 144.82 153.96 160.06 184.45 204.27	97.56 117.38 147.87 155.49 161.59 185.98 211.89	1.52 16.77 3.05 1.53 1.53 1.53 7.62	0.640 1.236 1.351 0.551 0.645 1.145 0.963
06SC010 (000/-60) Re-run by screen fire assay	228.66	120.43 125.00 153.96 205.79 210.37	121.95 129.57 161.59 207.32 213.41	1.52 4.57 7.63 1.53 3.04	1.970 36.11 0.659 0.504 0.775
06SC011 (000/-90)	253.05	118.90 125.00 135.67 234.76	120.43 131.10 140.24 240.85	1.53 6.10 4.57 6.09	0.531 1.691 0.574 0.708
06SC012 (000/-90)	243.90	170.73	189.02	18.29	0.932
06SC013 (000/-60)	230.18	185.98 193.60 216.46	189.02 195.12 217.98	3.04 1.52 1.52	0.820 0.537 0.561
06SC014 (000/-75)	182.93	42.68 57.93 70.12 103.66 118.90 129.55	51.83 65.55 100.61 112.80 123.48 155.49	9.15 7.62 30.49 9.14 4.58 25.94	0.959 1.057 1.153 1.108 0.847 1.378
06SC015 (000/-70) (to be re-run by screen fire assay)	243.90	160.06 176.83 198.17 202.74 221.04	163.11 178.35 199.70 204.27 227.13	3.05 1.52 1.53 1.53 6.09	23.48 2.18 0.867 0.669 0.726
06SC016 (000/-65) (to be re-run by screen fire assay)	68.60	44.21 51.83	48.78 68.60	4.57 16.77	6.157 2.027
06SC017 (000/-90)	182.93	0.00 6.10 24.38 109.76 131.10	1.52 7.62 25.91 111.28 132.62	1.52 1.52 1.53 1.52 1.52	1.555 0.782 0.618 0.623 0.689
06SC018 (000/-80) (to be re-run by screen fire assay)	221.04	103.66 109.76 117.38 includes 120.43 190.55 196.65	105.18 111.28 166.16 134.15 193.60 201.22	1.52 1.52 48.78 13.72 3.05 4.57	0.658 0.516 4.692 12.80 0.799 0.973

06SC019 (190/-60)	213.41	4.57 28.96 144.82	16.76 32.01 146.34	12.19 3.05 1.52	0.539 0.636 0.717
06SC020 (190/-45)	160.06	1.52 42.68 68.60 89.94 146.34 152.44 157.01	39.63 45.72 70.12 92.99 147.87 153.96 158.54	38.11 3.04 1.52 3.05 1.53 1.52 1.53	0.954 0.845 0.515 0.727 0.648 1.035 0.567
06SC021 (180/-65)	227.13	86.89 115.85 179.88 196.65 201.22	89.94 117.38 181.40 198.17 204.27	3.05 1.53 1.52 1.52 3.05	0.558 1.015 0.638 0.577 0.649
06SC022 (000/-70) (to be-run by screen fire assay)	243.90	111.28 117.38 125.00 129.57 157.01 160.06 164.63 179.88 184.45 190.55 202.74 211.89 224.09	114.33 121.95 126.52 149.39 158.54 161.59 167.68 181.40 185.98 192.07 207.32 214.94 234.76	3.05 4.57 1.52 19.82 1.53 1.53 3.05 1.52 1.53 1.52 4.58 3.05 10.67	1.106 10.616 6.640 2.031 0.519 0.542 1.137 2.030 1.095 0.542 0.635 0.745 0.856
06SC023 (000/-70)	217.99	105.18 114.33 120.43 129.57 137.20	106.71 115.85 121.95 132.62 138.72	1.53 1.52 1.52 3.05 1.52	0.948 0.600 0.802 0.598 0.520
06SC024 (180/-70)	243.90	138.72 160.06 167.68 173.78 208.84 230.18	155.49 161.59 169.21 178.35 222.56 231.71	16.77 1.53 1.53 4.57 13.72 1.53	1.200 0.979 0.671 0.655 1.074 0.608
06SC025 (000/-60)	254.57	146.34 153.96 160.06 164.63 179.88 185.98 192.07 237.08	147.87 157.01 161.59 176.83 181.40 187.50 199.70 242.38	1.53 3.05 1.53 12.20 1.52 1.52 7.63 5.30	1.830 0.722 0.658 1.320 0.533 0.863 0.728 1.965
06SC026 (000/-90)	239.33	176.83 192.07 208.84	187.50 199.70 210.37	10.67 7.63 1.53	1.039 0.600 0.516
06SC027 (000/-90) (to be re-run by screen fire assay)	176.83	53.35 60.98 76.22 82.32 115.85 155.49 169.21 173.78	57.93 71.65 77.74 100.61 152.44 160.06 170.73 176.83	4.58 10.67 1.52 18.29 36.59 4.57 1.52 3.05	6.747 3.130 0.610 5.374 1.169 0.684 1.365 1.131
06SC028 (000/-55)	60.98	30.48 36.93 57.93	36.59 41.16 60.98	6.11 4.23 3.05	0.854 0.716 1.176

06SC029 (000/-70) (to be re-run by screen fire assay)	121.95	47.26 54.88 64.02	50.30 60.98 85.37	3.04 6.10 21.35	0.669 5.264 0.650
06SC030 (000/-90)	251.52	146.34 150.91	147.87 152.44	1.53 1.53	0.712 0.546
06SC031 (010/-45)	205.79	71.65 82.83 92.99 103.66 111.28 117.38 163.11 172.26 185.98	79.27 86.89 99.09 106.71 114.33 129.57 164.63 179.88 189.02	7.62 4.06 6.10 3.05 3.05 12.19 1.52 7.62 3.04	0.791 0.699 1.840 1.035 1.289 2.392 0.700 1.010 2.131
06SC032 (190/-70)	141.77	53.35 70.12 73.17 79.27 83.84 91.46 97.56 112.80 115.85 125.00	56.40 71.65 74.70 80.79 85.37 94.51 105.18 114.33 117.38 141.77	3.05 1.53 1.53 1.52 1.53 3.05 7.62 1.53 1.53 16.77	0.540 0.556 0.688 0.503 0.616 0.626 0.578 0.570 0.569 0.821
06SC033 (000/-45) (to be re-run by screen fire assay)	60.98 Drilled into stope at 56.46; no recovery 56.46-60.98	32.01 42.68 48.78 60.98	33.54 44.21 56.46 62.50	1.53 1.53 7.68 1.52	3.39 0.616 6.974 8.3

The San Carlos area was selected as a high-priority exploration target due to having similar geologic characteristics to the Escondida Hanging Wall Zone. It is located along the same 2-km regional structural trend controlling the gold occurrences from Mina Vieja to El Victor. It also has a similar stratigraphic setting of an impermeable horizon overlying a highly favorable unit, which was the gold trapping mechanism at the Escondida Hanging Wall Zone.  San Carlos has been sporadically mined at a small scale by locals and was a well-known source for spectacular high-grade gold specimens. Historical San Carlos underground channel sampling records (1960) show narrow high-grade gold intervals, including 2.13 m of 253 g/t Au and 1.9m of 259 g/t Au.  Widely spaced Kennecott drilling at San Carlos in early 90’s encountered both low grade and high-grade gold intercepts, but no further drilling has been completed since then.  The Alamos Gold Phase I drilling program was designed to test projections of identified high-grade structures and associated hanging wall and footwall mineralization, particularly where favorable stratigraphy was projected, offset previous high-grade Kennecott intercepts, and test for lower-grade bulk-tonnage stratiform mineralization.

The Phase I drilling program consisted of 33 surface reverse circulation holes (6303 meters) and four underground core holes (353.3m). Two surface reverse-circulation (RC) and one underground rig were allocated to the project in an attempt to complete as much drilling as possible before rising monsoon season river levels blocked access. Drill holes to date have outlined an extensive area of thick intensely silicified hydrothermal breccias concealed by post-mineral volcanic cover. The silicic alteration occurs over an area >300m wide, 400m along strike, and over 150m thick. Sixteen holes were terminated in strong silicic alteration, due to caving conditions and/or excessive water at depth. The system is open to the east and north with the highest grade-thickness intercepts located at the extreme northeastern edge of the drilled area. Highest-grade mineralization occurs at the near at the top of the stratiform silicic alteration, a similar relationship to the Escondida high-grade occurrence. Drill hole intercepts are believed to approximate true widths based on sectional work indicating stratigraphic-hosted mineralization, but need additional drilling to confirm zone geometry. High-grade intercepts were also encountered, including local visible gold, but they appear narrower and more structurally confined than the Escondida Hanging Wall Zone. Higher-grade intercepts were generally uniform in the 10-20-g/t range. All assay results to date, however, are fire assay with atomic adsorption finish, which tend underestimate grade in a coarse gold situation. Higher-grade intervals will be re-run by screen fire assay to analyze for coarse gold.

The San Carlos area appears to be a separate mineralization center due to the generally higher grades in comparison with El Victor, multi-stage alteration and mineralization events, and the abundance of late mafic dikes spatially related to mineralization. Hydrothermal breccias and the dikes are rare to absent in the Mulatos deposit. The feeder zone of the multi-stage breccias has not yet been located. Classic multi-stage epithermal textures suggest further potential for high-grade mineralization in the system.

Additional drill holes are strongly warranted, but will need to wait until river levels drop in October or November.  The San Carlos project area will mostly likely be the next project added to the resource expansion project pipeline.  The success of the San Carlos project is believed to increase the likelihood of finding additional high-grade mineralization in the Gap area, where a similar structural and stratigraphic setting exists in a largely untested area of mineralization.  A 7500 hectare concession was also recently added to the land position to cover potential extensions of mineralized trend, as well as two other areas of alteration.

A map of drill hole locations can be accessed at the following website: www.alamosgold.com

The San Carlos exploration program is being carried out under the direction of Ken Balleweg, P. Geol, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Drilling method was reverse circulation using a center return bit and 1.5 meter sample intervals. Strict sampling and QA/QC protocol are followed, including the insertion of standards and blanks on a regular basis. Samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis.  Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval.

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.